# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stone Point Credit Corp, CIK 0001825384
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 Horseneck Lane, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/28/2024
Filed by CIK 0001834075
Persons authorized to receive notices and communications: Brian J. Rooder, 20 Horseneck Lane, Greenwich, Connecticut (CT), 06830, (203) 340-8763

## Reporting persons
- SPC Field Partners LLC (CIK 0001834075): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,375,438.17; sole dispositive power 0; shared dispositive power 11,375,438.17; aggregate amount beneficially owned 11,375,438.17 (16.09% of the class)
  Comment: Limited Liability Company
  
  SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- SPC Field Credit GP Holdings LLC (CIK 0001849198): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,165,083.17; sole dispositive power 0; shared dispositive power 3,165,083.17; aggregate amount beneficially owned 3,165,083.17 (4.48% of the class)
  Comment: Limited Liability Company
  
  SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- SPC Wilson Point, L.P. (CIK 0001826531): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 5,980,051.18; sole dispositive power 0; shared dispositive power 5,980,051.18; aggregate amount beneficially owned 5,980,051.18 (8.46% of the class)
- Stone Point GP Ltd. (CIK 0001492231): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 8,210,305; sole dispositive power 0; shared dispositive power 8,210,305; aggregate amount beneficially owned 8,210,305 (11.61% of the class)
  Comment: SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- Overland Point, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,230,253.82; sole dispositive power 0; shared dispositive power 2,230,253.82; aggregate amount beneficially owned 2,230,253.82 (3.15% of the class)
  Comment: Limited Liability Company
- Overland Point, L.P. (CIK 0001826605): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,230,253.82; sole dispositive power 0; shared dispositive power 2,230,253.82; aggregate amount beneficially owned 2,230,253.82 (3.15% of the class)
  Comment: SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- Overland Point GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,230,253.82; sole dispositive power 0; shared dispositive power 2,230,253.82; aggregate amount beneficially owned 2,230,253.82 (3.15% of the class)
  Comment: Limited Liability Company
  
  SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- Stone Point Credit Adviser LLC (CIK 0001826530): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 50; shared voting power 8,210,305; sole dispositive power 50; shared dispositive power 8,210,305; aggregate amount beneficially owned 8,210,355 (11.61% of the class)
  Comment: Limited Liability Company
  
  SPC Field Credit GP Holdings LLC ("SPC Field Credit"), a Delaware limited liability company, is the direct beneficial owner of 3,165,083.1686 shares of common stock ("Shares") of Stone Point Credit Corporation (the "Issuer"). Because SPC Field Partners LLC ("SPC Field") controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. ("SPC Wilson Point"), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 5,980,051.1812 Shares. Overland Point, LLC ("Overland Point"), a Delaware limited liability company, is the direct beneficial owner of 2,230,253.8195 Shares. Overland Point, L.P. ("Overland Point LP"), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. ("Stone Point GP"), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC ("Overland Point GP"), a Delaware limited liability company, is the general partner of Overland Point, LP. Stone Point Credit Adviser LLC ("Stone Point Credit"), a Delaware limited liability company, is the direct beneficial owner of 50 Shares of the Issuer, and is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Credit, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.
- Stone Point Credit Management LLC (CIK 0001834078): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,210,355; sole dispositive power 0; shared dispositive power 8,210,355; aggregate amount beneficially owned 8,210,355 (11.61% of the class)
  Comment: Limited Liability Company
  
  Stone Point Credit Adviser is the direct beneficial owner of 50 Shares of the Issuer. SPC Wilson Point is the direct beneficial owner of 5,980,051.1812 Shares of the Issuer. Overland Point is the direct beneficial owner of 2,230,253.8195 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Credit Adviser is the investment manager of SPC Wilson Point and Overland Point LP. Stone Point Credit Adviser LLC is a wholly-owned subsidiary of Stone Point Credit Management LLC, which is a subsidiary of Stone Point Credit LLC, which is a subsidiary of Stone Point Credit Holdings LLC, which is a wholly-owned subsidiary of SPC Field Credit Holdings LLC, which is a subsidiary of SPC Field Partners LLC. As such, SPC Credit Management LLC may also be deemed to be the beneficial owner of these Shares.
- Stone Point Credit LLC (CIK 0001830481): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,210,355; sole dispositive power 0; shared dispositive power 8,210,355; aggregate amount beneficially owned 8,210,355 (11.61% of the class)
  Comment: Limited Liability Company
  
  Stone Point Credit Adviser is the direct beneficial owner of 50 Shares of the Issuer. SPC Wilson Point is the direct beneficial owner of 5,980,051.1812 Shares of the Issuer. Overland Point is the direct beneficial owner of 2,230,253.8195 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Credit Adviser is the investment manager of SPC Wilson Point and Overland Point LP. Stone Point Credit Adviser LLC is a wholly-owned subsidiary of Stone Point Credit Management LLC, which is a subsidiary of Stone Point Credit LLC, which is a subsidiary of Stone Point Credit Holdings LLC, which is a wholly-owned subsidiary of SPC Field Credit Holdings LLC, which is a subsidiary of SPC Field Partners LLC. As such, SPC Credit Management LLC may also be deemed to be the beneficial owner of these Shares.
- Stone Point Credit Holdings LLC (CIK 0001834073): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,210,355; sole dispositive power 0; shared dispositive power 8,210,355; aggregate amount beneficially owned 8,210,355 (11.61% of the class)
  Comment: Limited Liability Company
  
  Stone Point Credit Adviser is the direct beneficial owner of 50 Shares of the Issuer. SPC Wilson Point is the direct beneficial owner of 5,980,051.1812 Shares of the Issuer. Overland Point is the direct beneficial owner of 2,230,253.8195 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Credit Adviser is the investment manager of SPC Wilson Point and Overland Point LP. Stone Point Credit Adviser LLC is a wholly-owned subsidiary of Stone Point Credit Management LLC, which is a subsidiary of Stone Point Credit LLC, which is a subsidiary of Stone Point Credit Holdings LLC, which is a wholly-owned subsidiary of SPC Field Credit Holdings LLC, which is a subsidiary of SPC Field Partners LLC. As such, SPC Credit Management LLC may also be deemed to be the beneficial owner of these Shares.
- SPC Field Credit Holdings LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,210,355; sole dispositive power 0; shared dispositive power 8,210,355; aggregate amount beneficially owned 8,210,355 (11.61% of the class)
  Comment: Limited Liability Company
  
  Stone Point Credit Adviser is the direct beneficial owner of 50 Shares of the Issuer. SPC Wilson Point is the direct beneficial owner of 5,980,051.1812 Shares of the Issuer. Overland Point is the direct beneficial owner of 2,230,253.8195 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Credit Adviser is the investment manager of SPC Wilson Point and Overland Point LP. Stone Point Credit Adviser LLC is a wholly-owned subsidiary of Stone Point Credit Management LLC, which is a subsidiary of Stone Point Credit LLC, which is a subsidiary of Stone Point Credit Holdings LLC, which is a wholly-owned subsidiary of SPC Field Credit Holdings LLC, which is a subsidiary of SPC Field Partners LLC. As such, SPC Credit Management LLC may also be deemed to be the beneficial owner of these Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Stone Point Credit Corp
Address of issuer's principal executive offices: 20 Horseneck Lane, Greenwich, Connecticut (CT), 06830
Comment: This Amendment to Schedule 13D (as amendment, this "Schedule 13D") is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to shares of common stock, par value $0.001 per share (the "Common Stock") of Stone Point Credit Corporation, a Delaware corporation (the "Issuer") initially filed with the Securities and Exchange Commission (the "SEC") on January 4, 2021. Each capitalized term used and not defined herein shall have the meeting assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
All of the Shares reported herein were acquired in the Private Placements.

(1) SPC Field Credit

Since February 23, 2026, SPC Field Credit has acquired 74,206.0435 Shares in the Private Placement:

Date Price Per Share Shares Acquired
March 31, 2026 $19.7120 74,206.0435

(2) Overland Point

Since February 23, 2026, Overland Point has acquired of 49,347.0186 Shares in the Private Placement:

Date Price Per Share Shares Acquired
March 31, 2026 $19.7120 49,347.0186

(3) SPC Wilson Point

Since February 23, 2026, SPC Wilson Point has acquired 123,367.5472 Shares in the Private Placement.

Date Price Per Share Shares Acquired
March 31, 2026 $19.7120 123,367.5472
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits have been previously filed as set forth below and are incorporated by reference herein:

Exhibit 1--Form of Subscription Agreement - previously filed as Exhibit 10.7 to the Registration Statement on Form 10 (File No. 000-56209) filed on November 25, 2020.

Exhibit 2--Joint Filing Agreement - previously filed as Exhibit 99.2 to the Schedule 13D/A Statement of Beneficial Ownership (File No. 005-91942) filed on April 7, 2021.

## Signatures
- SPC Field Partners LLC: /s/ Jacqueline M. Giammarco, Jacqueline M. Giammarco/Vice President (04/24/2026)
- SPC Field Credit GP Holdings LLC: By: SPC Field Partners LLC, its managing member, By: /s/ Jacqueline M. Giammarco, Jacqueline M. Giammarco/Vice President (04/24/2026)
- SPC Wilson Point, L.P.: By: Stone Point GP Ltd., its general partner, By: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Assistant Secretary (04/24/2026)
- Stone Point GP Ltd.: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Assistant Secretary (04/24/2026)
- Overland Point, LLC: By: Overland Point, L.P., By: Overland Point GP, LLC, its General Partner, By: Stone Point GP Ltd., its sole member, By: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Assistant Secretary (04/24/2026)
- Overland Point, L.P.: By: Overland Point GP, LLC, its General Partner, By: Stone Point GP Ltd., its sole member, By: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Assistant Secretary (04/24/2026)
- Overland Point GP, LLC: By: Stone Point GP Ltd., its Sole Member, By: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Assistant Secretary (04/24/2026)
- Stone Point Credit Adviser LLC: /s/ Brian J. Rooder, Brian J. Rooder/Chief Compliance Officer and Secretary (04/24/2026)
- Stone Point Credit Management LLC: /s/ Brian J. Rooder, Brian J. Rooder/Chief Compliance Officer and Secretary (04/24/2026)
- Stone Point Credit LLC: /s/ Brian J. Rooder, Brian J. Rooder/Chief Compliance Officer and Secretary (04/24/2026)
- Stone Point Credit Holdings LLC: /s/ Brian J. Rooder, Brian J. Rooder/Vice President and Secretary (04/24/2026)
- SPC Field Credit Holdings LLC: By: SPC Field Partners LLC, its managing member, By: /s/ Jacqueline M. Giammarco, Jacqueline M. Giammarco/Vice President (04/24/2026)